Exhibit 99.1

News release

Biofrontera reports financial results for the six months ended June 30, 2021

Leverkusen, Germany, August 19, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today reported its financial results for the six months ended June 30, 2021.

Key financial figures and business performance for the six months ended June 30, 2021

In EUR thousands	6M 2021	6M 2020	Change
Revenue	13,094	16,117	-19%
thereof from product sales	13,094	9,676	+35%
Gross profit on sales	11,082	14,625	-24%
Research and development costs	(2,921)	(2,389)	+22%
General and administrative costs	(5,553)	(4,413)	+26%
Sales and marketing costs	(10,191)	(12,151)	-16%
Profit (loss) on operations	(7,583)	(4,327)	+75%
EBITDA	(5,768)	(697)	+728%
EBIT	(7,391)	(4,519)	+64%
Earnings (loss) before tax	(8,835)	(5,233)	+69%
Earnings (loss) after tax	(8,872)	(5,572)	+59%

The Biofrontera Group generated revenues of EUR 13,094 thousand in the first half of 2021, a decrease of 19% compared to EUR 16,117 thousand in the first half of 2020. The decrease was due to a one-time payment of EUR 6,000 thousand received by the Company in April 2020 from Maruho Co., Ltd. as part of a licensing agreement. All revenues in 2021 were derived from product sales, an increase of 35% compared to EUR 9,676 thousand in product revenues in the first half of 2020.

„Sales development in the first half of the year shows that we are gradually recovering from the pandemic. Since mid-March, sales have benefited from the easing of pandemic restrictions compared to the previous year. As a result, we were pleased to achieve product sales at pre-crisis levels in recent months,” summarized Prof. Dr. Lübbert, CEO of Biofrontera. “Product sales from all markets in Q2 2021 showed an increase in sales of around 126% compared to Q2 2020 and about 10% compared to Q2 2019, prior to the pandemic. In our largest market, the U.S., product revenues from sales of Ameluz® and the red-light lamp BF-RhodoLED® increased by approximately 130% and about 7% in Q2 2021 compared to Q2 2020 and Q2 2019, respectively. The continued encouraging trend allows us to remain positive going into the second half of the year. From today’s perspective, we therefore confirm the guidance for the full year 2021, which may, however, change in connection with the planned IPO of Biofrontera Inc.”

In the U.S., the Company generated revenues from product sales of EUR 8,657 thousand in the first half of 2021, compared to EUR 6,347 thousand in the same period of the previous year, an increase of 36%. This includes EUR 53 thousand (previous year: EUR 157 thousand) from revenues with the product Xepi®. While revenues in the USA in January and February 2021 were significantly below those of the previous year due to the pandemic, Biofrontera Group has recorded a considerable year-on-year revenue recovery starting as early as mid-March 2021.

Sales in Germany increased by 15% to EUR 2,718 thousand compared to EUR 2,364 thousand in the prior-year period. In other European countries, sales improved by 78% to EUR 1,719 thousand compared to EUR 965 thousand in the first six months 2020. In this context, the Company recorded a large increase in sales particularly in the second quarter of this year, partly because June sales included the first batch of Ameluz® for reintroduction by Galenica AB in the Scandinavian market. Sales from other regions, which included revenues from licensing fees as well as development projects with Maruho (Japan) in the previous year, were not generated in the reporting period (prior-year period: EUR 6,441 thousand).

Cash and cash equivalents of the Biofrontera Group amounted to EUR 32,632 thousand as of June 30, 2021, compared to 16,546 TEUR as of December 31, 2020.

Outlook

Performance in the first six months of 2021 was in line with the Management Board’s expectations. The Management Board therefore maintains its guidance for fiscal year 2021 published on April 12, 2021 in its entirety. Accordingly, the Management Board expects annual revenues between EUR 25 and 32 million as well as EBITDA loss between EUR 11 and 14 million and EBIT loss between EUR 13 and 16 million. However, changes to the Group’ s structure in connection with the planned IPO of Biofrontera Inc. (ad hoc announcement of July 6, 2021) may affect the full-year 2021 guidance of the Biofrontera Group.

The detailed annual forecast is available in the Company’s Annual Report 2020, which is published on the website of Biofrontera AG at https://www.biofrontera.com/en/investors/financial-reports.

Conference call

Conference calls for shareholders and interested investors will be held on Friday, August 20,

2021, at the following times:

In German, August 20, 2021 at 10:00 am CEST (4:00 am EST)

Dial-in number Germany: +49 69201744220

Conference code: 63828444 #

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In English, August 20, 2021 at 2:00 pm CEST (8:00 am EST)

Dial-in number USA: +1 8774230830

Dial-in number UK: +44 2030092470

Conference code: 78540812 #

Please dial in 10 minutes ahead of time to ensure a timely start of the conference call.

Biofrontera AG’s half-year report is available for download on the Company’s homepage at https://www.biofrontera.com/en/investors/financial-reports.

-End-

Biofrontera AG

Pamela Keck, Head of Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-looking statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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